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                   Morgan Stanley India Investment Fund, Inc.
                             (For Immediate Release)

     New York, New York, May 17, 2002 - Morgan Stanley India Investment Fund, Inc. (NYSE: IIF) (the "Fund") announced today that the Fund's tender offer for 2,855,821 of its issued and outstanding shares of common stock, representing approximately 15% of the Fund's outstanding shares, expired today at 5:00 p.m., New York City time.

     Based upon current information, approximately 10,564,948 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering stockholder is estimated to be 27% of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on May 22, 2002 of 2,855,821 shares properly tendered and that payment for such shares will be made on or about May 28, 2002. The purchase price of properly tendered shares is equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on May 17, 2002.

     The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the NYSE (IIF). The Fund's investment objective is long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of Indian issuers and by investing, from time to time, in debt securities issued or guaranteed by Indian governments or governmental entities. Morgan Stanley Investment Management Inc. is the Fund's investment manager.

     For further information, please contact Georgeson Shareholder Communications Inc., 17 State Street, New York, New York, at 866-761-0259.